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Exhibit 12.1

SL Green Realty Corp.
Statements Regarding Computation of Ratios of Earnings to Combined Fixed Charge and Preferred Stock Dividends

	Pro forma Nine Months Ended 9/30/2006		Year Ended December 31,
		Nine Months Ended 9/30/2006
			2005	2004	2003	2002	2001
Earnings
Income (loss) from continuing operations	$31,609	$64,328	$62,760	$46,054	$45,468	$38,876	$33,784
Add: JV cash distributions	70,212	70,212	200,857	193,144	36,469	22,482	26,909
Interest	204,614	65,353	75,819	61,197	44,001	33,946	42,411
Portion of rent expense representative of interest	21,051	13,419	16,915	12,788	12,546	12,637	12,702
Amortization of loan costs expensed	6,373	3,096	4,461	3,274	3,844	3,427	3,608

Total earnings	333,859	$216,408	$360,812	$316,457	$142,328	$111,368	$119,414

Fixed Charges and Preferred Stock Dividends
Interest	$204,614	$65,353	$75,819	$61,197	$44,001	$33,946	$42,411
Preferred stock dividends	14,906	14,906	19,875	16,258	7,712	9,690	9,658
Interest capitalized	13,613	9,812	6,849	433	—	—	—
Portion of rent expense representative of interest	21,051	13,419	16,915	12,788	12,546	12,637	12,702
Amortization of loan costs expensed	6,373	3,096	4,461	3,274	3,844	3,427	3,608

Total Fixed Charges and Preferred Stock Dividends	$260,557	$106,586	$123,919	$93,950	$68,103	$59,700	$68,379

Ratio of earnings to combined fixed charges and preferred stock dividends	1.28	2.03	2.91	3.37	2.09	1.87	1.75

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SL Green Realty Corp. Statements Regarding Computation of Ratios of Earnings to Combined Fixed Charge and Preferred Stock Dividends